UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO THE
SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Gouverneur Bancorp, Inc.

(Name of the Issuer)

Gouverneur Bancorp, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

383584109

(CUSIP Number of Class of Securities)

Gary R. Bronstein, Esq.
Sean P. Kehoe, Esq.
Kilpatrick Stockton LLP
Suite 900, 607 14th Street, NW
Washington, DC 20005
(202) 508-5800

(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.   ☐

Check the following box if this is a final amendment reporting the results of the transaction.   ☒

Calculation of Filing Fee
Transaction Valuation (1)	Amount of Filing Fee (2)

$39,190	$1.55

(1)

Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record after the proposed reverse stock split, obtained by multiplying (a) $10.00 by (b) the total number of shares of common stock owned by all such shareholders of record immediately prior to the reverse stock split.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by .0000393.

☒ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1.55
Form or Registration No.:	Schedule 13E-3
Filing Party:	Gouverneur Bancorp, Inc.
DATE FILED:	July 2, 2008

INTRODUCTION

           This Amendment No. 2 amends the Rule 13E-3 Transaction Statement filed by Gouverneur Bancorp, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on July 2, 2008, as amended on August 22, 2008. This final Amendment is being filed pursuant to Rule 13e-3(d)(3) as the final Amendment to Schedule 13E-3 to report the results of the Company’s Rule 13e-3 transaction.

           On October 3, 2008, the Company filed Amendments to its Charter for two amendments approved and adopted by the Company’s stockholders at the special meeting held September 25, 2008. As set forth in the Amendments to the Charter, the first amendment (effecting a 1-for-100 reverse stock split) became effective at 11:58 p.m., local time, on October 3, 2008, and the second amendment (effecting a 100-for-1 forward stock split) became effective at 11:59 p.m., local time, on October 3, 2008. As a result of these successive amendments to the Company’s Charter, the Company will be redeeming shares of its common stock from those shareholders who owned fewer than 100 shares of the Company’s common stock on October 3, 2008. The Company is sending transmittal letters to those shareholders with instructions on how to return their stock certificates in exchange for the cash payment due to them in connection with this transaction.

           As a result of these transactions, there are now fewer than 300 holders of record of the Company’s common stock.

SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Richard F. Bennett
Title:	President and CEO
Name:	Richard F. Bennett
Date:	October 6 , 2008